November 19, 2010
VIA EDGAR
Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporate Finance
100 F Street NE
United States Securities and Exchange Commission
Washington, DC 20549
Re: MedQuist Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 12, 2010, as amended April 30, 2010 and July 6, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Filed August 9, 2010
Form 8-K/A filed July 6, 2010
File No. 001-13326
Dear Ms. Collins:
We are writing to respond to the comment letter dated November 4, 2010 (“Letter”) from the staff of the Securities and Exchange Commission’s (“Commission”) Division of Corporation Finance (“Staff”) regarding our Form 10-K for the fiscal year ended December 31, 2009 filed on March 12, 2010, as amended on April 30, 2010 and July 6, 2010 (collectively, the “Form 10-K”), our Form 8-K/A filed on July 6, 2010 (“July 2010 Form 8-K/A”) and our Form 10-Q for the fiscal quarter ended June 30, 2010 filed on August 9, 2010 (“2Q2010 Form 10-Q”). We appreciate the Staff’s prompt review of our previous response submitted on October 8, 2010. To assist in your review, we have typed the text of the Staff’s comments in advance of each of our responses below.
General
1.	In response to prior comment 2, you advise that you believe you were not required to furnish the referenced earnings releases under Item 2.02 of Form 8-K because each such earnings release “only included data reported in the financial statements included in the periodic report that preceded the issuance of such earnings release, or which could be readily calculated from the financial statements included in such periodic filing.” We are unable to concur with this assertion based on the information and analysis provided to date. In this regard, we note as an example that the earnings releases present Adjusted EBITDA for the company. However, you do not disclose your Adjusted EBITDA in the applicable periodic reports, nor does it appear that this non-GAAP measure can be readily calculated based solely on the financial statements included in the periodic reports, absent additional information regarding the adjustments made as part of the calculation. Please provide further support for your assertion that the earnings releases did not include any material non-public information regarding your results of operations or financial condition for a completed fiscal period, such that they were not required to be furnished under Item 2.02 of Form 8-K.
Response: We acknowledge the Staff’s comment. Please note that our earnings release issued on November 11, 2010 for the period ended September 30, 2010 was filed by the Company under Item 2.02 of Form 8-K on November 17, 2010. Going forward, we will continue to file our earnings releases under Item 2.02 of Form 8-K in the event any such release is (i) issued prior to filing of the quarterly or annual report containing the financial statements that are included in the release or (ii) contain material non public information, included but not limited to Adjusted EBITDA, regarding our results of operations or financial condition for a completed quarterly or annual fiscal period.

Form 1O-K for the Fiscal Year Ending December 31, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 36
2.	Your response to prior comment 3 appears to imply that additional disclosure was not warranted as the underlying changes in your operating assets and liabilities “were not the result of any change in [y]our sales teams or credit policies or the result of any material trend.” Please note that the disclosure in Section IV.B.I of SEC Release No. 33-8350 is not limited to the situations you described in your response. In this regard, we note that the release would require disclosure of the reasons for material changes in working capital line items and how these items impacted operating cash flow. For example, we note significant fluctuations in accounts receivable and accrued expenses yet the reasons for such large changes has not been disclosed. Please confirm that in future filings you will expand your disclosure of operating cash flows to include discussion of the underlying reasons for significant fluctuations in operating assets and liabilities.
Response: Please note that in our Form 10-Q for the fiscal quarter ended September 30, 2010 filed on November 9, 2010, we provided the following information under Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources, on pages 23-24:
     Liquidity and Capital Resources
     Our principal sources of liquidity include cash generated from operations, available cash on hand, and availability under our revolving credit facility. Cash provided by operating activities was $30.1 million for the nine months ended September 30, 2010 versus $33.0 million provided by operations for the same period prior year. Some of the significant items impacting operating cash flows during the current year period included:
•	Improvements in operating income, including the addition provided by the Spheris acquisition

•	Cash paid for acquisition and integration related charges of $6.1 million

•	Restructuring payments of $1.7 million

•	Accrued expenses reflected a use of $6.9 million made up primarily of a payment of $4.6 million for a related party liability assumed in connection with the acquisition of Spheris, and a $2.0 million payment to settle the Kaiser litigation
     Additionally, during the nine month period ended September 30, 2010, we received $100.0 million in cash inflow from the GE credit facility which was utilized to fund the acquisition of Spheris and to fund debt issuance costs. We have made $20.0 million in principal payments on the GE debt facility through September 30, 2010. The entire amount of debt was refinanced in October 2010, see “Recapitalization Transactions” below.
     In September 2010, an Agreement and Plan of Merger was executed by A-Life to merge A-Life with Ingenix. The sale was completed on October 27, 2010. Under this transaction, our shares in A-Life were sold to Ingenix for cash consideration of $23.8 million, of which $4.7 million will be held in escrow until March 2012. Additionally, during the fourth quarter 2010, we completed recapitalization transactions as described below changing our debt and equity structures. We expect to receive $19.1 million of cash in November 2010 in connection with the A-Life sale, and upon receipt we expect to have over $40 million in cash on-hand and approximately $285 million in debt.
In future filings, if applicable, we will include disclosure of the reasons for material changes in working capital line items and how these items impacted operating cash flows.

Form 10-K/A for Fiscal Year Ending December 31, 2009 Filed April 30, 2010
Item II. Executive Compensation
Compensation Discussion and Analysis
Policies and Procedures Related to Risk Management, page 25
3.	We refer to prior comment 12. Your response provides a general description of the process certain members of your management undertook to reach the conclusion that your compensation practices are not reasonably likely to have a material adverse effect on the company, but it does not discuss the substantive bases for the conclusion, as previously requested. Please supplementally advise in your next response letter what specific factors and features of your compensation plans and practices management considered in making this determination.
Response: Our Chief Financial Officer, General Counsel and Vice President of Human Resources conducted a review and assessment of all of our compensation plans and practices in order to form the conclusion that our compensation practices do not provide undue incentives, and are not reasonably likely, to expose the Company to material risk.
In completing this assessment, we reviewed our compensation programs for all employees, including executive officers. This included analyzing each aspect of our compensation programs, including salaries, the management incentive plan, 401K benefits, the long term incentive plan, and sales compensation plans, to identify whether any of our compensation programs exposed, or had the potential to expose, the Company to risk. We paid particular attention to the programs in which executive officers, sales and account management employees participate, since those employees’ responsibilities and duties have a greater potential for risk. Potential risks that were identified include:
•	annual focus of our management incentive plan and quarterly and monthly focus of our sales commission plans could create over-emphasis on short-term performance, and

•	using projected revenue from executed customer agreements as a component of our sales commission plans could encourage an overstatement of projected revenue that may not be fully realized,
We then identified and evaluated the program features and other practices that enable us to monitor or mitigate the identified risks. Key monitoring and program design activities which mitigate identified risks include:
•	board oversight of executive management and executive management oversight of sales, account management and all other employees,

•	all payments, awards or adjustments to our compensation programs for executive management must be approved by the compensation committee of our board of directors and/or our board of directors,

•	all payments, awards or adjustments to our compensation programs for sales, account management and all other employees (other than executive management) must be approved by executive management,

•	the management incentive plan performance measures have been approved by our board of directors,

•	budgets are actively monitored,

•	performance measures are distributed among multiple objectives,

•	the majority of the payouts under our sales commission plans are deferred until revenue is realized, and

•	balance exists between short term and long term incentives.
Based on the above, we concluded that the Company does not have high risk compensation policies and that as monitored and managed our compensation practices do not provide undue incentives, and are not reasonably likely, to expose the Company to material risk.
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Financial Statements

Note 10, Acquisition of Spheris Assets in the United States, page 11
4.	Your response to prior comment 13 indicates that the identified intangibles other than goodwill were valued at fair value by the company and in doing so you considered the report of an independent valuation firm. However, this is not clear from your disclosure which states they were valued at fair value by the independent valuation firm. Please confirm that you will clarify in future filings the extent of a third-party valuation firm’s involvement in your determination of the fair value of the acquired intangibles.
Response: Please note that in our Form 10-Q for the fiscal quarter ended September 30, 2010 filed on November 9, 2010, we provided the following information under Item 1. Financial Statements, Note 2, Acquisition of Spheris Assets in the United States, on page 6:
“The amounts and lives of the identified intangibles other than goodwill were valued by us at fair value. In preparing fair value, we considered the report of an independent valuation firm.”
In future filings, if applicable, we will continue to clarify the extent of a third-party valuation firm’s involvement in our determination of the fair value of the acquired intangibles.
Form 8-K/A Filed July 6. 2010
Exhibit 99.3
5.	We note adjustment (d) in the Pro forma Adjustments Related to the Unaudited Pro forma Condensed Combined Statement of Operations for the year ended December 31, 2009, which eliminates Spheris’s historical goodwill impairment. Please explain your basis for excluding this charge and tell us how this adjustment meets the criteria in Rule 11- 02(b)(6) of Regulation S-X.
Response: In accordance with the criteria in Rule 11-02 (b)(6) of Regulation S-X, pro forma adjustments related to the pro forma condensed income statement shall be computed assuming the transaction was consummated at the beginning of the fiscal period presented and shall include adjustments which give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable. The unaudited pro forma condensed combined statement of operations reflects adjustments to present information as if the Spheris acquisition had occurred on January 1, 2009 which include recording the acquired Spheris net assets at fair value in accordance with the FASB ASC 805 Business Combinations, negating the need for Spheris’ impairment charge in 2009. Because this nonrecurring charge is directly impacted by the transaction, Spheris’ historical impairment charge recorded in 2009 was eliminated in the pro forma income statement.

We appreciate any assistance and all cooperation, and look forward to hearing from you. Should you have any questions regarding any of our responses, please do not hesitate to call or email the undersigned (856-206-4210; msullivan@medquist.com), or our outside counsel, Steven Abrams, of Pepper Hamilton LLP (215-981-4241; abramss@pepperlaw.com).

Regards,
/s/ Mark R. Sullivan
Mark R. Sullivan
General Counsel, Chief Compliance Officer and Secretary